

December 4, 2012

Via Email
Ms. Laura Fese
Chief Legal Officer
RedPrarie Corporation
c/o RedPrairie Holding Inc.
20700 Swenson Drive
Waukesh, WI 53186

> **Re:** **JDA Software Group, Inc.**
> **Schedule TO-T filed by RP Crown Acquisition Sub, LLC, RP Crown Parent, LLC, RP Crown Holding, LLC, RP Holding, L.L.C., RedPrairie Holding, Inc., New Mountain Partners III, L.P., New Mountain Capital, L.L.C.**
> **Amendment No. 4 to Schedule TO-T**
> **Filed November 29, 2012**
> **File No. 005-49467**

Dear Ms. Fese:

We have limited our review of the filings to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T/A

General

1. We note your response to prior comment 2 and reissue the comment. The disclosure referenced does not clearly set forth your <u>analysis</u> of why financial statements are not material. Please provide further analysis to support your conclusion. If you determine that the financial statements are material and should be included in the offer document,

please note the requirements in Rule 14d-3(b) to promptly report any such material changes in an amendment to Schedule TO.

Certain Conditions of the Offer, page 56

2.   We refer to your response to prior comment 8. As acknowledged in your response, please disclose that if the filing persons were to assert the referenced condition, they would do so subject to their reasonable judgment.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

　　　　Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ Mellissa Campbell Duru

　　　　　　　　　　　　　　　　　　Mellissa Campbell Duru
　　　　　　　　　　　　　　　　　　Special Counsel
　　　　　　　　　　　　　　　　　　Office of Mergers & Acquisitions

Cc:　　Via email
　　　　Abigail Bomba, Esq.
　　　　Fried, Frank, Harris, Shriver & Jacobson LLP